Exhibit 2

GEOCOM RESOURCES, INC.
1208 - 1030 West Georgia Street
Vancouver, British Columbia, Canada V6E 2Y3

September 25, 2002

Mr. Charlie Russell
President & CEO
ADS Drilling Services, Inc.
10801 Hammerly Blvd., Suite 238
Houston, Texas 77043

Dear Mr. Russell,

Re: Acquisition of ADS Drilling Services, Inc.

Further to our earlier discussions had in connection with the above captioned, this letter of intent (the "Letter of Intent") will confirm the terms under which Geocom Resources, Inc. ("Geocom" or the "Company") would be interested in acquiring all of the issued and outstanding shares of ADS Drilling Services, Inc. ("ADS"). Based on the information set out in the documentation earlier delivered by you, we confirm that ADS specializes in directional drilling for the oil and gas industry and that your summary financial material indicates approximate first quarter revenues to date (before depletion, depreciation, and taxes) of US$700,000. Projections for the second, third and fourth quarters are substantially greater, with a total of US$5.9 Million from anticipated service orders over the next year.

Based on the preliminary financial information provided to us, and the representations made to us by Milton Cox as to ongoing operating and financial performance, we are prepared to make a formal offer to purchase all of the issued and outstanding shares of ADS in exchange for the issuance of 3,875,000 common shares of the Company. In addition, the Company shall arrange financing for ADS in the total amount of US$1.5 Million. All of the foregoing is subject to the following conditions:

    We are able to acquire all of the issued outstanding shares of ADS;

    We are able to complete a satisfactory due diligence review of ADS;

    We receive satisfactory evidence of the anticipated service orders as outlined and described in the business plan of ADS;

    Satisfactory review of the current financial statements and subject to the absence of any substantive changes from the current financial condition and any substantive changes from the pro forma financial projections;

    We are able to secure a minimum of US$250,000 in financing for ADS within 30 days of the execution this Letter of Intent;

    The agreement of current management of ADS to join as management of the Company for mutually satisfactory term to be determined upon completion; and

    Compliance by the parties hereto with all applicable securities laws.

This Letter of Intent is intended to represent the intentions of the parties but the obligation of either party is subject to the execution and delivery of a formal agreement incorporating the foregoing terms and such other terms, conditions, covenants, representations or warranties as may be agreed between the parties. The parties hereto agree to act in good faith pending the review of this Letter of Intent by their respective boards of directors and not to engage in any other or alternative merger, reorganization, issuance of stock, sale of assets and/or acquisition negotiations (other than any which are contemplated herein) until a formal acquisition agreement is either approved or rejected by the respective boards of directors within the next 30 days from the time this letter is signed. If the general terms of reorganization are not affirmed within the foregoing period of time, then both parties shall be entitled to deem that this Letter of Intent has been rescinded and is of no further force and effect.

We trust the above accurately sets out the terms of our mutual agreement pursuant to which the shares of ADS can be acquired by the Company, however, in the event you have any comments in connection with this matter or wish to discuss it, please do not hesitate to contact the writer at your first convenience. In the event the terms and conditions set out herein are consistent with your understanding of the nature of this transaction, we would ask that you indicate your agreement in principle by signing in the space provided below and returning a copy to our offices.

Yours truly,

GEOCOM RESOURCES, INC.

Per: /s/ Talal Yassin

Talal Yassin, President

Agreed to and accepted this _____ day of ___________________, 2002.

ADS DRILLING SERVICES, INC.

Per: /s/ Charlie Russell

Charlie Russell, President